Exhibit 99.1

SPI Energy Co., Ltd. Announces Receipt of Delinquency Notice From NASDAQ

Hong Kong, May 23, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) on May 19, 2017 confirming that the Company filed its interim report on Form 6-K for the six-month period ended June 30, 2016 (the “Form 6-K”), and as a result, is no longer non compliant with this filing.

In addition, the Notice indicates that the Company is not in compliance with NASDAQ Listing Rule 5250(c)(1) for continued listing because its annual report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”) was not filed on a timely basis with the Securities and Exchange Commission.

Pursuant to the Notice, the Company must submit an update to its original plan to regain compliance to Nasdaq (the “Updated Compliance Plan”) no later than June 6, 2017.  Since the Annual Report was delinquent prior to the filing of the Form 6-K, if Nasdaq accepts the Updated Compliance Plan, the Nasdaq staff exception to allow the Company to regain compliance will be limited to up to 180 calendar days from the original due date of the Form 6-K, or June 29, 2017.

The Notice has no immediate effect on the listing of the Company’s securities. The Company plans to submit the Updated Compliance Plan as soon as practicable within the prescribed time period.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) is a global clean energy market place for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale, residential/commercial solar power and storage projects, and clean energy solution provider in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com, or www.solartao.com.

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com